Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

PG545 Data Presented at Lorne Cancer Conference

Brisbane, Australia, 13 February 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) announces that Dr. Keith Dredge, Director of Drug Development will today present a poster with new preclinical data on PG545, a novel oncology drug candidate which targets the tumour microenvironment at Australia’s Premier cancer research meeting, the Lorne Cancer Conference in Victoria.

The poster abstract (detailed below) is entitled:

“PG545, a heparan sulfate mimetic, targets the tumour microenvironment to potently inhibit solid tumour growth and metastasis, alone and in combination with chemotherapy, in models of pancreatic and ovarian cancer”

Dr. Keith Dredge said that the presentation at the conference focuses on the potent anti-tumour and anti-metastatic properties of PG545.

“Together with Progen’s scientists, multiple academic collaborators have collaborated on investigating the activity of PG545 in two particular cancers – pancreatic and ovarian cancer. The studies reveal how PG545 interferes with some key biological processes implicated in the progression and spread of these cancers.”

He also added that “These cancers are highly aggressive and there is a high unmet need for new treatment options. These new data demonstrate the anti-cancer effects of PG545 when given as a single agent but importantly, also when given in combination with existing standard-of-care chemotherapies which provides critical guidance for future clinical trials in cancer patients.”

Progen Acting Managing Director, Mr Heng Tang said: “This preclinical data represents the strongest evidence yet of the potential clinical utility of PG545 in many solid tumours indications.”

A Phase I trial investigating PG545 in advanced cancer patients has recently opened in Australia.

Abstract

The translational promise of developing agents which target the tumour microenvironment remains a significant challenge as exemplified by resistance to anti-angiogenic therapy and emergence of metastatic phenotypes which contribute to poor survival outcomes. Heparan sulfate (HS), as part of the extracellular matrix regulates several aspects of cancer biology and cleavage of HS by the endo-ß-glucuronidase heparanase facilitates angiogenesis and metastasis. Competitive inhibition of heparanase by PG545, in addition to its modulation of angiogenic growth factors, is considered a key differentiator from other anti-angiogenic agents. Herein, we demonstrate the unique activities of PG545 and its utility with existing agents, specifically in models of pancreatic and ovarian cancer. First, using models of pancreatic adenocarcinoma (orthotopic AsPC-1 and MiaPaCa-2, and a GEMM of PDAC), PG545 significantly reduced solid tumour growth, metastasis and induced hypoxia but without leading to collagen deposition or epithelial-to-mesenchymal transition (EMT). PG545 therapy also reduced tumour-associated macrophage and myeloid derived suppressor cell number. Combination with gemacitabine showed additive anti-tumour activity in AsPC1 mice. Second, single-agent PG545 significantly reduced tumour progression and/or ascites formation in syngeneic (C200 and ID8) and xenogeneic models (A2780) of ovarian cancer. Changes in plasma VEGF and/or heparanase were considered indicative of a pharmacodynamic effect - also observed following PG545 treatment to patients in a previous clinical trial, further illustrating the translational relevance of these studies. Moreover, significant additive activity was observed in combination with paclitaxel or cisplatin/carboplatin whilst imaging studies revealed PG545’s utility as a maintenance therapy following cisplatin and paclitaxel. Although single agent PG545 almost doubled median survival to 43 days, as part of a maintenance therapy, 90% of mice were alive beyond 60 days. Thus, using PG545 alone and in combination, via multiple effects within the tumour microenvironment, has the potential to provide greater long-term suppression of angiogenesis in tumours than pathway-specific inhibitors. A Phase I trial in advanced cancer patients is expected to commence soon.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.